Filed by Crescent Financial Corporation

Pursuant to Rule 425 under the Securities Act of

1933 and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Centennial Bank

FDIC Certificate No. 35283

Date: March 12, 2003

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include but are not limited to, (1) statements about the benefits of the combination of Crescent State Bank and Centennial Bank, including future financial and operating results, cost savings, and enhanced revenues, (2) statements with respect to Crescent Financial Corporation’s and Centennial Bank’s plans, objectives, expectations and intentions and other statements that are not historical facts; and (3) other statements identified by words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “targets”, “projects”, and similar expressions. These statements are based upon the current beliefs and expectations of Crescent Financial Corporation’s and Centennial Bank’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) expected revenue synergies and cost savings from the combination may not be fully realized or realized within the expected time frame; (2) revenues following the combination may be lower than expected; (3) the ability to obtain governmental approvals of the combination on the proposed terms and schedule; (4) the failure of Crescent Financial Corporation’s and Centennial Bank’s stockholders to approve the combination; (5) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (6) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a deterioration in the credit quality or a reduced demand for credit, including the resultant effect on the combined company’s loan portfolio and allowance for loan losses; (7) changes in the U.S. legal and regulatory framework; and (8) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company. Additional factors that could cause Crescent Financial Corporation’s and Centennial Bank’s results to differ materially from those described in the forward-looking statements can be found in Crescent Financial Corporation’s and Centennial Bank’s reports (such as Annual Reports on Form 10-KSB, Quarterly Reports on Form 10-QSB and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC’s Internet site (http://www.sec.gov), in the case of Crescent Financial and filed with the Federal Deposit Insurance Corporation, Securities and Disclosure Section, Washington, DC with respect to Centennial. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Crescent Financial Corporation and Centennial Bank or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Crescent Financial Corporation and Centennial Bank do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

The proposed transaction will be submitted to Crescent Financial Corporation’s and Centennial Bank’s stockholders for their consideration, and Crescent Financial Corporation and Centennial Bank will file a registration statement, a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC and the FDIC. Stockholders are urged to read the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about Crescent Financial Corporation and Centennial Bank, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Michael G. Carlton, President and CEO, Crescent Financial Corporation, Post Office Box 5809, Cary, North Carolina 27512-5809 (919-460-7770), or to John H. Ketner, Jr., President and CEO, Centennial Bank, Post Office Box 750, Southern Pines, North Carolina 28380-0750 (910-295-9993).

Crescent Financial Corporation and Centennial Bank, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Crescent Financial Corporation and Centennial Bank in connection with the combination. Information about the directors and executive officers of Crescent Financial Corporation and their ownership of Crescent Financial Corporation common stock is set forth in the proxy statement, dated March 18, 2002, for Crescent Financial Corporation’s 2002 annual meeting of stockholders, as filed with the SEC on Schedule 14A. Information about the directors and executive officers of Centennial Bank and their ownership of Centennial Bank common stock is set forth in the proxy statement, dated April 19, 2002, for Centennial Bank’s 2002 annual meeting of stockholders, as filed with the FDIC. Additional information regarding the interests of those participants may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

THE FOLLOWING IS A JOINT PRESS RELEASE ISSUED BY CRESCENT FINANCIAL CORPORATION AND CENTENNIAL BANK ON MARCH 12, 2003

Press Release - For Immediate Release

For Further Information Contact:

Mr. Michael G. Carlton

President and CEO

Crescent State Bank

Post Office Box 5809

Cary, NC 27512-5809

(919) 460-7770

Mr. John H. Ketner, Jr.

President and CEO

Centennial Bank

Post Office Box 750

Southern Pines, NC 28280-0750

(910) 295-9993

CRESCENT FINANCIAL CORPORATION AND CENTENNIAL BANK ANNOUNCE PLANS FOR MERGER

Cary, NC: and Southern Pines, NC: March 12, 2003 Crescent Financial Corporation, Cary, NC (“Crescent”) (Nasdaq SmallCap CRFN) and Centennial Bank, Southern Pines, NC (“Centennial”) announced today the signing of a definitive agreement to merge whereby Centennial Bank would be merged into Crescent State Bank, the subsidiary bank of Crescent. The combined company will result in a banking franchise with total assets of approximately $240 million and deposits of approximately $203 million with six full service banking offices in the communities of Cary, Apex, Clayton, Southern Pines and Pinehurst. Crescent previously announced plans to open a full service office in Holly Springs in mid 2003, which would create the seventh office for the combined company.

Crescent Financial Corporation, with approximately $182 million in assets, deposits of $153 million and shareholders’ equity of $18 million at December 31, 2002, currently operates 4 banking offices in Wake and Johnston Counties of North Carolina. Crescent State Bank opened their doors for business on December 31, 1998.

Centennial Bank, with 2 banking offices has approximately $58 million in assets, deposits of $50 million and shareholders’ equity of $5 million at December 31, 2002. The bank was chartered in January 2000.

Shareholders of Centennial will receive either cash of $10.11 per share or shares of Crescent’s common stock valued at $10.11 per share, or a combination of both, subject to an overall allocation of 50% common stock and 50% cash. Based on the number of shares of Centennial outstanding, the transaction is valued at approximately $9.1 million. The merger agreement, which has been approved by the directors of both companies, is subject to approval by federal and state banking authorities and shareholders. It is anticipated that the transaction will be completed by the fourth quarter of 2003.

In connection with the merger, Frank R. Quis, Jr., President of Quis Machinery Inc. in Southern Pines and a member of Centennial’s board of directors, will join the boards of Crescent Financial Corporation and Crescent State Bank.

Michael G. Carlton, President of Crescent and Crescent State Bank stated: “We are delighted to have this opportunity to expand our franchise into Moore County and the markets served by Centennial Bank. This merger combines two organizations, which share a common community banking philosophy; first class, personalized service. Crescent and Centennial have enjoyed a loan participation relationship over the past several years that underscores our similar underwriting strategies and mutual comfort in working together. Additionally, both organizations currently utilize the same data processing provider; therefore, the integration of systems is anticipated to be seamless and transparent from a customer service perspective.”

“Centennial has been successful by putting experienced, capable bankers who are empowered to make decisions face-to-face with the customer. The employees of Centennial are a very important component to the success of this transaction. Because of their dedication and hard work, they will also complement our own excellent staff. Both organizations fully agree that the key to success is to build loyal, long-term, financial relationships with our customers. The combined entity will offer a broader array of financial products and services, through the delivery of personalized service.”

“From a financial perspective, the combined entity will result in a stronger, more efficient company and we expect the transaction to be accretive to earnings in the first full calendar year following the merger. We believe this is a “win – win” for both organizations and their shareholders.”

Bruce I. Howell, Chairman of Crescent Financial Corporation stated “This merger with Centennial Bank brings two banking organizations together with similar philosophies and customer demographics together. We are confident that Moore County residents will continue to receive fast and friendly personalized service at your local community bank.”

John H. Ketner, Jr., President of Centennial Bank stated: “Crescent Financial Corporation is building a premier franchise in our state and we are looking forward to joining Crescent State Bank in continuing to bring first class, community banking services to our markets. I am sure our customers and shareholders will be pleased with the results of this combination.”

Investors can access additional corporate information, product descriptions and online services through the Bank’s website at www.crescentstatebank.com.

Information in this press release contains “forward-looking statements.” These statements involve risks and uncertainties that could cause actual results to differ materially, including without limitation, the effects of future economic conditions, governmental fiscal and monetary policies, legislative and regulatory changes, the risks of changes in interest rates and the effects of competition. Additional factors that could cause actual results to differ materially are discussed in Crescent Financial Corporation’s recent filings with the Securities and Exchange Commission, including but not limited to its Annual Report on Form 10-KSB and its other periodic reports.

***end of release***

THE FOLLOWING IS A LETTER TO SHAREHOLDERS OF CENTENNIAL BANK SENT ON MARCH 12, 2003

March 12, 2003

Dear Shareholder:

The enclosed Press Release announces that your board of directors, on March 12, 2003, entered into a definitive agreement whereby Centennial Bank (“Centennial”) will be merged into Crescent State Bank (“Crescent”) in Cary, NC. Shareholders of Centennial Bank will receive either cash of $10.11 per share or shares of Crescent’s common stock valued at $10.11 per share or a combination of both, subject to certain allocations and collars.

Earlier this year we received an unsolicited indication of interest from Crescent to acquire Centennial Bank. Their proposal offered a significant stock price premium and stock listed on the Nasdaq Small Cap system. In addition, this merger gives us the opportunity to expand into the larger growth markets in Cary and south Raleigh.

Of equal importance, after we got to know the board of directors and management of Crescent, we confirmed that we mutually share the personal service philosophy of a community bank. Since Crescent does not have a current presence in Moore County, this merger represents the least disruptive merger alternative for our management, employees and customers. It is the intention to retain the Centennial customer service team to continue to deliver banking services with the high touch character of a community bank.

Your board of directors labored over the Crescent proposal versus alternative strategic options and unanimously concluded that a merger with Crescent is in the best interest of the Bank, its shareholders, employees, customers and community.

For a Centennial shareholder that purchased stock upon the bank’s organization in late 1999, their original cost basis is $8.80 per share (adjusted for the 5 for 4 split in 2002). A $10.11 per share merger value gives the founding shareholder a 14.9% gain and the opportunity to participate going forward in a larger combined banking franchise.

Centennial Bank ended 2002 profitable with earnings of $144,000 and total assets of $58.4 million. It is our growth potential and increased market share that attracted Crescent. We will be sending to you in the near future our 2002 Annual Report and complete financial information.

The best way to see Crescent Financial Corporation financial and stock data is to look up their stock on the Internet (symbol CRFN). Today their stock price is $11.04 which would equate to an exchange ratio for Centennial shareholders of .916 shares of Crescent stock for each share of Centennial stock.

We welcome the opportunity to discuss this transaction with you. Give John Ketner or any director a call with your questions. A complete information package will be sent to all shareholders prior to a shareholder meeting.

/s/ D. Wayne Peterson Chairman	/s/ John H. Ketner President and CEO